Becker Value Equity Fund
APPROVAL OF INVESTMENT ADVISORY AGREEMENT (Unaudited) (Continued)

At a meeting held on February 28 and March 1, 2013, the Board (which was comprised of four persons who are Independent Trustees, as defined under the Investment Company Act and one Interested Trustee) considered and approved the Investment Advisory Agreement (the "Advisory Agreement")
for the Becker Value Equity Fund, a series of Professionally Managed
Portfolios, with Becker Capital Management, Inc. (the "Advisor" or "Becker").
At this meeting, the Board received and reviewed substantial information regarding the Fund, the Advisor and the services to be provided by the
Advisor to the Fund under the Advisory Agreement. This information formed the primary (but not exclusive) basis for the Board's determinations. Below is a summary of the factors considered by the Board and the conclusions that formed the basis for the Board's approval of the Advisory Agreement:
1. The nature, extent and quality of the services provided and to be provided by the Advisor under the Advisory Agreement. The
Trustees discussed the nature, extent and quality of Becker's overall services to be provided to the Fund. The Board noted that Becker has acted as the investment advisor to the Fund since its inception and that the Board was required to approve a new Advisory Agreement at this time due to a technical change in control of the Advisor that resulted in a technical termination of the prior advisory agreement.
The Trustees considered that the terms of the proposed Advisory
Agreement were largely identical to the terms of the prior advisory agreement and considered information from Becker to the effect that the change in control would not impact the day to day management of the Fund. The Trustees also considered that in order for Becker to continue to manage the Fund, the Board would be required to approve a new Advisory Agreement, which agreement would be subject to approval by the Fund's shareholders at a special meeting of
shareholders called for such purpose.
In this regard, the Trustees considered Becker's specific
responsibilities in all aspects of day-to-day management of the Fund, as well as the qualifications, experience and responsibilities of the portfolio managers and other key personnel at Becker that have been, and would continue to be, involved with the Fund. The Board
reviewed the services Becker has provided and would continue to provide to the Fund, noting to what degree those services extended beyond portfolio management and the receipt of additional fees by
Becker or its affiliates. The Trustees also considered the structure of
Becker's compliance procedures and the trading capability of Becker.

When reviewing those services, the Board considered that the change in control would have no impact on the way the Fund was managed.
The Board considered that the change in control involved a change in ownership structure due to the Chairman of the Advisor's retirement and sale of his shares in the Advisor to the existing employees of the
Advisor. The Board concluded that the Advisor would continue to have sufficient quality and depth of personnel, resources, investment methods and compliance policies and procedures essential to
performing its duties under the proposed Advisory Agreement and that, in the Board's view, the nature, overall quality, and extent of the management services to be provided would be satisfactory and reliable.
2. The Fund's historical year-to-date performance and the overall performance of the Fund. The Board considered the Advisor's
performance history with respect to the existing series of the Trust, and formerly, as a series of Unified Series Trust, dating back to 2003. In assessing the quality of the portfolio management that would be delivered by the Advisor to the Fund, the Board considered that it had recently approved the prior advisory agreement in August 2012, and the interim advisory agreement in January 2013, both with an identical portfolio management team. The Board reviewed the performance of the former and existing Becker Value Equity Fund on both an absolute basis, and in comparison to its benchmark index, noting that the Fund's performance was in line with its benchmark over the short and long term. The
Trustees also noted that the Fund's recent performance was generally in line with the performance of the Advisor's similarly managed accounts.
3. Costs of services provided and profits realized by Becker. The Board noted that the proposed contractual advisory fee as a percentage of average daily net assets was 0.55% for the Fund. The Board also noted
that Becker agreed to enter into an agreement to limit the expenses of the Fund to 0.93% and 0.68% of average daily net assets for the Retail
Class and Institutional Class shares, respectively. These fees and expenses were unchanged from the prior advisory agreement. The
Board concluded that the Fund's expenses and advisory fees to be received by Becker were fair and reasonable.
The Trustees took into consideration the services Becker provided to its separately managed account clients comparing the fees charged for those management services to the fees charged to the Fund. The
Trustees found that the fees charged to the Fund were in line with the fees charged by the Advisor to its separately managed accounts.

The Trustees also discussed the likely overall profitability of
Becker from managing the Fund. The Trustees concluded that Becker's profitability from managing the Fund would likely not be excessive and, after review of relevant financial information, Becker would have adequate capitalization and/or would maintain adequate profit levels to support the Fund.
4. Economies of scale. The Board also considered that economies of scale could be expected to be realized by the Advisor as the assets of the Fund grow. The Board concluded that there were no effective economies of scale to be shared with the Fund at current asset levels, but noted that Becker was open to consider breakpoint reductions in its fee structure in the future as circumstances change and the Fund's asset levels increase.
5. The benefits to be realized by the Advisor and its affiliates from their relationship with the Fund. The Trustees reviewed Becker's financial information and considered both the likely direct and indirect benefits to Becker from advising the Fund, including potential
"fall-out" benefits. The Trustees concluded that the benefits Becker may receive appear to be reasonable and in many cases may benefit the
Fund through growth in assets.
No single factor was determinative of the Board's decision to approve the
Advisory Agreement, but rather the Board based its determination on the total mix of information available to them. Based on a consideration of all the factors in their totality, the Board determined that the advisory arrangement with the Advisor, including the advisory fees, were fair and reasonable. The
Board therefore determined that the Advisory Agreement would be in the best interests of the Fund and its shareholders.